FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of May, 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






Media
Information
                              5 May 2004


          BG Group Succeeds in Takeover Offer for Aventura Energy Inc.

BG Group today announced that it has been successful in its takeover offer for Aventura Energy Inc. (Aventura), the exploration and production company which holds a 65% participating interest in, and operatorship of, the onshore Central Block exploration licence in south Trinidad.

44,894,639 of the common shares of Aventura, being approximately 99% of the issued and outstanding common shares of Aventura, have been deposited to the Canadian $5.10 cash recommended takeover offer (the Offer) made by BG's wholly owned subsidiary BG Canada Ltd.

On 22 March 2004, BG announced that it intended to make the Offer for a total consideration of approximately C $228 million. The takeover bid circular containing the Offer was mailed to Aventura shareholders on 29 March 2004. The deposit to the Offer of 90% or more of the shares of Aventura was a condition of the Offer.

As a result of today's announcement, BG Canada has now declared its takeover offer for Aventura to be wholly unconditional, and it has instructed the Depositary, Computershare Trust Company of Canada, to take up and pay for all the shares deposited to the Offer. Payment to Aventura shareholders who deposited their common shares to the Offer will be made as soon as reasonably practicable and in any event within two business days.

BG Canada now intends to exercise its rights under the Business Corporations Act (Alberta) to acquire all of the common shares of Aventura that have not been deposited to the Offer.

Following the acquisition of all of the common shares of Aventura, BG Canada intends to de-list Aventura's shares from the Toronto Stock Exchange.

As at today's date, BG Canada owns no other shares in Aventura other than those in respect of which it has instructed the Depositary to take up and pay.

Additional information about the Offer and copies of the take-over bid circular may be obtained from shareholders' investment advisers or on www.sedar.com

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.


Notes to Editors:

The 111 sq km Central Block in Trinidad contains estimated proved and probable reserves of approximately 0.5 trillion cubic feet. The Block lies adjacent to the route of the new 56-inch Cross Island Pipeline, which is being constructed by the National Gas Company to transport gas from the east coast to Atlantic LNG in Point Fortin.

Aventura holds a 65% interest in the Central Block, with the remaining 35% being held by Petrotrin, the state owned hydrocarbon company. Aventura's shares are currently listed on the Toronto Stock Exchange.

BG Group has interests in some 20 countries worldwide, with Trinidad & Tobago constituting one of its core geographical areas. The company currently supplies gas into the domestic market from the Dolphin field and into Atlantic LNG for subsequent export to North America and Europe, from its North Coast Marine Area fields. It also continues to invest further in LNG expansion and seeks to create and develop upstream opportunities to supply its capacity in Atlantic LNG.


Enquiries:

Communications                Jonathan Miller               +44 (0) 118 929 3110

Out of hours media pager:                                   + 44 (0)7693 309543

Investor Relations            Chris Lloyd/Brian
                              McCleery/Helen Parris         +44 (0) 118 929 3025


Website: www.bg-group.com

PR/10990





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 5 May, 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary